Exhibit HH
PROMISSORY NOTE
          FOR VALUE RECEIVED, Rocabe Investments Inc. hereby promises to pay to 18056 Yukon Inc., on demand, the sum of $15,883,108.08 together with interest from the date hereof until paid as well after as before demand, default and judgment, at the rate of 4% per annum.
          The undersigned hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever. The non-exercise by the holder of any its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any other or subsequent instance.
          This note shall be construed in accordance with and governed by the laws of the Province of Alberta and any applicable federal laws of Canada.
          DATED at Montreal, Quebec, this 17th day of October, 2007.

Rocabe Investments Inc.

Per:	/s/ Roberto Bellini
Roberto Bellini